Net 1 UEPS Technologies, Inc.
President Place
4th Floor
Corner Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa

June 10, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Mr. Jonathan Gottlieb, Division of Corporation Finance

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for the year ended June 30, 2009
Form 10-Q for the quarterly period ended September 30, 2009
Form 10-Q for the quarterly period ended December 31, 2009
Schedule 14A, filed October 28, 2009
File No. 000-31203

Dear Mr. Gottlieb:

Net 1 UEPS Technologies, Inc. (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission dated May 5, 2010 with respect to the Company’s above-captioned filings.

The Company has carefully reviewed and considered the staff’s comments, and is in the process of preparing a response to these comments. However, the Company is not in a position to respond to the staff’s comments within ten business days, as requested by the staff. The Company would be grateful for the opportunity to gather additional facts and to engage in a more detailed review and discussion of the comments raised by the staff. The Company expects to be in a position to respond to the staff’s comments by June 25, 2010 and appreciates the staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by telephone at 27-11-343-2000 or Marjorie Sybul Adams of DLA Piper LLP (US) by telephone at 212-335-4517.

June 10, 2010

Sincerely,
NET 1 UEPS TECHNOLOGIES, INC.,

By:	/s/ Herman G. Kotze
Herman G. Kotze
Chief Financial Officer